Vista Outdoor Inc.
Statement Re: Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended March 31,
(Dollars in thousands)	2018	2017	2016	2015	2014
Earnings:
Income before interest and income taxes	$(84,575)	$(207,024)	$262,758	$184,154	$233,807
Plus fixed charges	(49,214)	(38,619)	(22,645)	(27,563)	(13,454)
Earnings	$(133,789)	$(245,643)	$240,113	$156,591	$220,353

Fixed Charges:
Interest expense, including amortization of debt issuance costs (1)	$(49,214)	$(43,670)	$(24,351)	$(30,108)	$(15,469)
Estimated interest factor of rental expense	—	5,051	1,706	2,545	2,015
Fixed Charges	$(49,214)	$(38,619)	$(22,645)	$(27,563)	$(13,454)

Ratio of Earnings to Fixed Charges (2)	2.72	6.36	(10.60)	(5.68)	(16.38)

(1) For periods prior to February 9, 2015 interest expense represents an allocation from OrbitalATK of interest expense and was not representative of the future interest expense of the Company.
(2) For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.